UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Apollo Gold Corporation
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
03761E102
(CUSIP Number)
Tamisuke Matsufuji President and Chief Operating Officer Jipangu Inc. 3-6-9 Kita-Shinagawa Shinagawa-Ku Tokyo, 140-0001 Japan 011-(81) 3-3474-3611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 5, 2007
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box   .

CUSIP NO. 03761E102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jipangu Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

This Schedule 13D (Amendment No. 5) (“Amendment No. 5”) amends the Schedule 13D filed by Jipangu Inc. (“Jipangu”) on June 13, 2005 (the “Initial Filing”), as amended by Schedule 13D (Amendment No. 1) filed on October 31, 2005, Schedule 13D (Amendment No. 2) filed on November 22, 2005 (“Amendment No. 2”), Schedule 13D (Amendment No. 3) filed on February 1, 2006, and Schedule 13D (Amendment No. 4) filed on September 10, 2007.

This Amendment No. 5 is being filed to report the disposition by Jipangu to a third party in a privately negotiated transaction of 10,455,000 common shares of the Issuer on November 5, 2007 at a sale price of Cdn$0.43 per common share for gross proceeds to Jipangu of Cdn$4,495,650.

Item 5 is amended as follows:

Item 5. Interest in Securities of the Issuer

Jipangu is the beneficial owner of 2,000,000 common shares, no par value, of the Issuer, representing 1.3% of the outstanding common shares of the Issuer (based on 152,708,123 common shares outstanding as of the close of business on October 31, 2007). This figure represents 2,000,000 common shares of the Issuer that Jipangu has the right to receive upon exercise of the warrants issued to Jipangu pursuant to the Private Placement (as defined in Amendment No. 2). Jipangu exercises sole voting power and sole investment power with respect to all common shares beneficially owned by Jipangu. Jipangu ceased to be the beneficial holder of more than 5% of the Issuer’s common shares on November 5, 2007.

To the best of Jipangu’s knowledge, Bull Palace Corporation does not beneficially own any common shares of the Issuer, nor has it engaged in any transactions in the common shares of the Issuer since the date of the Initial Filing.

To the best of Jipangu’s knowledge, none of the directors, officers or corporate auditors of Jipangu beneficially owns any common shares of the Issuer, nor have any of them engaged in any transactions in the common shares of the Issuer since the date of the Initial Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED as of November 7, 2007

JIPANGU INC. By: /s/ Kazunori Yoshimura Kazunori Yoshimura Director and Secretary